U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
SEC File Number
FORM 12b-25	000-06814
CUSIP Number
NOTIFICATION OF LATE FILING	011 805 10 9
(Check One):

(Check One) [ ] Form 10-K and Form 10-KSB [ ]Form 20-F [ ] Form 11-K [X] Form 10-Q and 10-QSB [ ] Form N-SAR [ ] Form N-CSR

For Period Ended: March 31, 2007
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR
For the Transition Period Ended:
Read Attached Instruction Sheet Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates:

Part I - Registrant Information

Full name of Registrant:  U.S. Energy Corp.

Former Name if Applicable: N/A

Address of Principal Executive Office (Street and Number): 877 N. 8th W.

City, State and Zip Code: Riverton, Wyoming 82501

Part II - Rules 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR, or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

Part III - Narrative

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

On April 30, 2007, U.S. Energy Corp.(“USE”) and its majority-owned subsidiary Crested Corp. (“Crested”) completed their sale of uranium assets to sxr Uranium One. Due to the complexity of this transaction and the amount of time required of the registrant’s accounting staff to close the transaction and file a Form 8-K, the financial statements for the Form 10-Q for the registrant’s fiscal quarter (March 31, 2007) have not been completed.

Due to the significance of the financial statements on the Form 10-Q disclosures, the registrant does not believe that any portion of the Form 10-Q should be filed without the financial statements.

Part IV - Other Information

(1) Name and telephone number of person to contact in regard to this notification. Stephen E. Rounds, Attorney, 303.377.6997.

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify reports(s).                        [X]Yes [ ]No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                      [X]Yes [ ]No

USE expects the Form 10-Q will reflect the following:

During the three months ended March 31, 2007, USE recognized a loss of $1,318,200 or $0.07 per share as compared to a loss of $1,085,100 or $0.06 per share for the period ended March 31, 2006. The primary reason for the increased loss is the reduction in the gain on sale of assets. During the three months ended March 31, 2006, USE recognized a gain of $2,414,900 from the sale of a portion of its uranium assets to UPC. The only gain from the sale of assts during the three months ended March 31, 2007 was the sale of one truck in the amount of $1,000. The gain on the sale of assets during the quarter ended March 31, 2006 was offset by the loss of $585,400 from the valuation of USE’s ownership of shares of Enterra Energy Trust. No similar loss from the valuation of a derivative was recognized during the quarter ended March 31, 2007. Finally, the other major component of the change in the net earnings for the quarters ended March 31, 2007 and 2006 was the gain on the sale of the UPC shares recognized during the quarter ended March 31, 2007 of $774,700. No similar gain was recognized during the quarter of the previous year.

Other changes in revenues and expenses during the comparative periods of the quarters ended March 31, 2007 and 2006 are a reduction of $104,600 in operating revenues and a reduction of operating costs and expenses of $451,800.

During the quarter ended March 31, 2007, USE recognized an income tax benefit of $348,300 by reducing the valuation allowance on the deferred income tax assets based upon our assessment that we will generate taxable income, following March 31, 2007, as a result of the transaction with sxr Uranium One for the sale of uranium assets (the Shootaring Canyon uranium mill in Utah, and unpatented uranium claims in Wyoming, Colorado, Arizona and Utah). No provision for or benefit from income taxes was recorded during the quarter ended March 31, 2006.

U.S. Energy Corp. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: May 16, 2007          By: /s/Robert Scott Lorimer
                       Robert Scott Lorimer, CFO